Exhibit 99.1

ASX ANNOUNCEMENT

31 March 2018

Release of Year 2017 Audited Financial Results

Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) ("IMT" or the "Company") is pleased to announce the release of its audited financial results for the year ending 31 December 2017, reporting decreases in reported revenue, EBITDA and net profit after tax. The full text of our annual report, audited financial statements and Form 20-F for the year ended 31 December 2017 can be found on our website at www.imtechltd.com.

Highlights of Financial Results

Year ended 31 December 2017	FY 2017 (A$)	FY 2016 (A$)	% of Decrease
Revenue	5,762,711	13,929,670	58.6%
EBITDA	3,633,685	7,834,904	53.6%
Net Profit after Tax	1,692,666	3,595,068	52.9%
Basic and Diluted EPS	64 cents	137 cents	53.3%

The revenue from operating activities decreased by 59% from $13,929,670 in 2016 to $5,762,711 in 2017, primarily from the decrease in sale of 3D technology solutions and software during the year ended 31 December 2017, which has decreased by approximately 87%.

During the year ended 31 December 2017, IMT has recorded profit for the year of $1,692,666 (2016: $3,595,068). The decrease was mainly due to the decrease in revenue from operating activities and increase in corporate expenses for setting up a new business stream under our brand name GOXD. Included in the profit for the year ended 31 December 2017 was an amount of $3,953,537 being the fair value decrease in contingent consideration liability in relation to the acquisition of Marvel Digital Limited.

IMT's business declined as compared to the prior year was due to the one-off sales of our software and technology solutions amounting to approximately $8,390,000 in 2016. We saw the steady demand of 3D ASD displays in 2017 and we believe that this trend will continue in the coming years.

The growth in the demand and applications for 3D autostereoscopic displays across multiple industries is the driver for the Group to continue to expand the ASD business and markets by strategically owning and controlling the core technologies for (i) ASD video encoding/decoding, (ii) FPGA (field programmable gate array) boards and ASIC chips to be deployed in all our 3D autostereoscopic displays and computer workstations, (iii) 2D to 3D and multiview conversion and 2K to 4K & 4K to 8K conversion software, (iv) content distribution/management system ("CMS"), and (v) manage the manufacturing of 3D autostereoscopic displays.

IMT is a technology investment, product development and distribution company. The business involves three distinct business units including: (i) core technology development and acquisition, (ii) commercializing these technologies into products or services and (iii) distribution and branding of these products and services. With the success of past years' business strategy, the Company will continue to acquire technology that has synergy with our existing core business. Our strategy is to build a whole ecosystem of products and services that can bring great value to the Company. The plan for major revenue for the coming years will be (i) on sales of mature technology, product solutions and platforms, (ii) licensing of technology, (iii) technology consultation and development service, (iv) distribution and branding of products and services.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

IMT will also file the Form 20F in relation to the release of the Company financial results for the year ended 31 December 2017 on the Nasdaq Capital Markets. This can be found on the Company's and the Nasdaq's website.

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive Officer

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Cautionary Statement

Certain statements contained in this announcement constitute forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to the Company's objectives, strategies to achieve those objectives, the Company's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements generally can be identified by words such as "objective", "may", "will", "expect", "likely", "intend", "estimate", "anticipate", "believe", "should", "plans" or similar expressions suggesting future outcomes or events. Such forward looking statements are not guarantees of future performance and reflect the Company's current beliefs based on information currently available to management. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the business of the Company which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, the Company assumes no obligation to update or revise any forward looking statements to reflect new information or the occurrence of future events or circumstances.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948